RAM Energy Resources, Inc.

Meridian Tower, Suite 650
5100 East Skelly Drive
Tulsa, Oklahoma 74135-6549
918.663.2800 FAX 918.663.9540
November 24, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Ms. Joanna Lam
Re:	RAM Energy Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 7, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 6, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 5, 2009
File No. 000-50682
Ladies and Gentlemen:
     This letter is in response to the conference call we held with your staff on November 18, 2009.
     Based on discussion and further evaluation, we reconsidered our position on materiality and have decided to restate the Form 10-K for the year ended December 31, 2008 and Forms 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009. The Forms 10-K/A and 10-Q/A with proposed amendments will be filed as a correspondence filing tomorrow, November 25, 2009 with marked changes for your convenience, but will be filed clean. Please review and advise whether you approve as we intend to file the amendments on December 1, 2009.
     As discussed in the November 18 conference call, the Form 10-K/A includes all the items listed in your original comment letter of June 30, 2009, to which we responded on July 15, 2009 that these items will be included in future filings. The items in your original comment letter are listed below:

Form 10-K for the Fiscal Year Ended December 31, 2008
Risk Factors, page 7
1.	Rather than suggesting only that you have provided “some of the more significant factors” and that the list “may not be exhaustive,” instead make clear that you include in this section all the known, material risks.

On page 7 of Form 10-K/A, Item 1A, Risk Factors reads:

We face a variety of risks that are inherent in our business and our industry, including operational, legal and regulatory risks. The following are the known, material risks that could affect our business and our results of operations.
Selected Financial Data, page 30
2.	We note you define the non-GAAP financial measure titled “EBITDA” as net income (loss), interest expense, amortization and depreciation, accretion, income taxes, share-based compensation, impairment charges, settlement charges and unrealized gains (losses) on derivatives. If you wish to retain this measure in your filing, you will need to utilize a different title for this non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K as it is not calculated exactly as net income before interest, taxes, depreciation and amortization.

On page 30 of Form 10-K/A, Item 6, in Selected Financial Data, we refer to the non-GAAP financial measure as “Modified EBITDA,” defined as net income (loss) before interest, amortization and depreciation, accretion, income taxes, share-based compensation, impairment charges, settlement charges and unrealized gains (losses) on derivatives.
Controls and Procedures, page 74
3.	Please comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

On page 74 of Form 10-K/A, Item 9A, we have modified Controls and Procedures to disclose any change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

In Forms 10-Q/A, Item 4, we have also modified Controls and Procedures to disclose any change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

Engineering Comments
Supplementary Oil and Natural Gas Reserve Information, page 69
8.	Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Page 69 of the Form 10-K/A includes the SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X:

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Our future filings will also include this disclosure.

9.	You state that you retain independent engineering firms to provide year-end estimates of your future net oil, natural gas and natural gas liquids reserves. Please identify these firms to comply with Instruction 4.B to Item 102 of Regulation S-K.

On page 69 of Form 10-K/A, we state that the estimates of proved oil, natural gas and natural gas liquids reserves used to prepare the 2008, 2007 and 2006 year-end consolidated financial statements were provided by Forrest A. Garb & Associates, Inc. and by Williamson Petroleum Consultants, Inc., both of which are independent petroleum consulting firms.

Our future filings will also include this disclosure for any firms used to provide estimates of our future net oil, natural gas and natural gas liquids reserves.

11.	We note some significant reserve changes due to revisions, extensions and discoveries and purchases. Please include explanations for significant reserve changes in your disclosure to comply with paragraph 11 of SFAS 69.

On page 72 of Form 10-K/A, we state that the downward “Revision of Previous Estimates” of the Company’s net crude oil reserves reported at December 31, 2008 was primarily due to a significant change in economic factors. The NYMEX price of crude oil decreased from $96.01 per Bbl at December 31, 2007 to $44.60 per Bbl at December 31, 2008. The resulting change in the economic limit and recoverable reserves caused a 3.9 million barrel reduction in the Company’s net crude oil reserves.

The upward revision of the Company’s net gas reserves reported at December 31, 2008 due to “Extensions & Discoveries” was the result of the extension of the proved acreage of previously discovered reservoirs through additional drilling and the discovery of new reservoirs in existing fields. The Company drilled or participated in the drilling of 17 gas wells in 2008 which were in unproven areas of existing fields. This drilling activity resulted in the addition of approximately 6.5 Bcf of net gas reserves. The extension of the proved areas in these existing fields resulted in the addition of 15 proved undeveloped gas well locations that resulted in the addition of approximately 12 Bcf of net gas reserves.

The “Purchase of Reserves” reported at December 31, 2007 was the result of the Company’s acquisition of Ascent Energy, Inc. in November of 2007.

Our future filings will also include this disclosure, as well as additional relevant disclosure for significant reserve changes in future years.

12.	Please tell us how much oil, natural gas and natural gas liquids you were projected to produce in 2008 from the total proved reserves estimated in your 2007 reserve report. Please reconcile any major differences between the forecasted amount and the actual amounts produced in 2008, and disclose the reasons for those differences.

On page 71 of Form 10-K/A, we state: The 2008 net total proved production forecast as of December 31, 2007 and the actual 2008 produced volumes are tabulated below:

	December, 31 2007 Production
	forecast for 2008	2008 Actual Net Production

Oil (MBbl)	1,124	1,187
Gas (MMcf)	7,259	6,082
NGL (MBbl)	388	354

MBoe	2,822	2,554
The 2008 production variance is mostly due to a shortfall in gas production (a variance of 1,177 MMcf). Due to the sharp decline in oil and gas prices and an uncertain energy market, RAM revised the Company drilling budget to adjust to the marketplace. As oil and gas prices fell, we reduced our drilling budget and elected to participate in drilling opportunities that carried less capital exposure and lower economic risk. The result was that our drilling program was more oil weighted than gas and the actual locations drilled varied from the December 31, 2007 projection, resulting in a shortfall in gas production compared to the year-end 2007 forecast.

Our future filings will also include this disclosure, as well as additional relevant disclosure for future years.

     We believe the Form 10-K/A for the year ended December 31, 2008 and Forms 10-Q/A for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 satisfy all comments received.
          The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RAM Energy Resources, Inc.
By	/s/ G. Les Austin
G. Les Austin,
Senior Vice President and Chief Financial Officer